FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celulosa Arauco y Constitución S.A. Fourth Quarter 2010 Results March 7th, 2010

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

3	Highlights

4	Consolidated Income Statement Analysis

8	Review by Business Segment

10	Balance Sheet Analysis

12	Financial Ratios

13	Fourth Quarter and Subsequent Events

14	Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL March 14th, 2011 11:30 am Santiago time 10:30 am Eastern time (New York) Please Dial: (888) 485 - 1238 from USA +1 (973) 935 - 8893 from other countries Conference ID: 49278198

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$ 1,055.0 million during the fourth quarter of 2010, an increase of 1.9% compared to the U.S.$ 1,035.1 million obtained in the third quarter of 2010. This increase is mainly explained by higher sales volume of our Sawn Timber, Panel and Pulp divisions of 26.7%, 18.1% and 5.4% respectively, partially offset by a decrease in prices in our Panel, Sawn Timber and Pulp divisions of 18.0%, 14.6% and 3.9% respectively.

•	During the fourth quarter of 2010, consolidated adjusted EBITDA reached U.S.$ 419.4 million, an increase of 8.4% compared to the U.S.$ 387.0 million EBITDA obtained during the third quarter of 2010.

•

Arauco’s consolidated Net Income for the fourth quarter of 2010 reached U.S.$ 259.4 million, an increase of 30.5% compared to the U.S.$ 198.8 million obtained in the third quarter of the year, mainly explained by an increase in other operating income by U.S.$ 118.3 million.

•	Capital expenditures during the fourth quarter of 2010 reached U.S.$ 298.4 million, an increase of 309.7% when compared to the U.S.$ 72.8 million expended during the third quarter of 2010.

Key Figures

In U.S. Million	4Q 10	3Q 10	4Q 09	QoQ	YoY	YTD 2010	YTD 2009	YoY

Sales	1,055.0	1,035.1	885.4	1.9%	19.1%	3,788.4	3,113.0	21.7%
Cost of Sales	(656.1)	(614.1)	(572.1)	6.8%	14.7%	(2,298.2)	(2,152.5)	6.8%
Gross Margin	398.9	421.0	313.3	(5.3%)	27.3%	1,490.2	960.5	55.1%
Operating Income (1)	193.4	242.8	140.0	(20.4%)	38.1%	786.7	322.6	143.8%
Net Income	259.4	198.8	147.5	30.5%	75.8%	694.8	300.9	130.9%
Adjusted EBITDA (2)	419.4	387.0	243.1	8.4%	72.5%	1,405.9	728.7	92.9%
EBITDA Mg	39.8%	37.4%	27.5%	6.3%	44.8%	37.1%	23.4%	58.5%
CAPEX	298.4	72.8	288.7	309.7%	3.4%	688.3	722.1	(4.7%)
Net Financial Debt	2,405.7	2,536.8	2,668.7	(5.2%)	(9.9%)	2,405.7	2,668.7	(9.9%)
Capitalization (3)	10,290.1	10,073.0	9,585.4	2.2%	7.4%	10,290.1	9,585.4	7.4%
ROCE (4)	9.0%	7.5%	5.5%	19.8%	62.6%	6.9%	2.9%	137.4%

(1)	Operating Income = Gross Margin – Distribution Costs – Administration Expenses
(2)	Adjusted EBITDA = Operating Income + Depreciation + Stumpage + Special Items
(3)	Capitalization = Financial Debt + Equity
(4)	ROCE = EBIT (1 - tax rate) / Total Capitalization. EBIT includes effect of net insurance claims related to business interruption.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	4Q 10		3Q 10		4Q 09

Pulp	533.3	50.5%	531.0	51.3%	469.4	53.0%
Sawn Timber	174.2	16.5%	172.6	16.7%	136.6	15.4%
Panels	296.3	28.1%	285.2	27.5%	246.3	27.8%
Forestry	45.3	4.3%	41.4	4.0%	29.2	3.3%
Others	5.9	0.6%	4.9	0.5%	3.9	0.4%

TOTAL	1,055.0	100%	1,035.1	100%	885.4	100%

Figure 1 Sales by Business Segment 4Q 2010
Consolidated Sales

Arauco’s consolidated sales for the fourth quarter of 2010 reached U.S.$ 1,055.0 million, 1.9% higher than the U.S.$ 1,035.1 obtained during the third quarter of 2010, mainly due to higher sales in all of our product lines. Forestry, Panel, Sawn Timber and Pulp divisions increased 9.3%, 3.9%, 0.9% and 0.4% respectively, compared with the previous quarter.

Compared to the U.S.$ 885.4 million obtained in the fourth quarter of 2009, consolidated sales were 19.1% higher during the fourth quarter of 2010, mainly due to an increase in sales of all our business segments.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

Production

During the fourth quarter of this year, production volume increased 0.4% in our Panel division while our Pulp and Sawn Timber divisions decreased 9.3% and 6.2%, respectively, when compared with the last quarter. Compared to the fourth quarter of 2009, production volume increased 9.0% in Sawn Timber and 6.6% in Panels, while the Pulp division decreased its production by 16.4%.

During November and December we performed our scheduled annual maintenance in the Valdivia pulp mill, which mainly explains the decrease in pulp production of the fourth quarter 2010.

Figure 4

Production by Business Segment

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

EBITDA Composition

In U.S. Million	4Q 10	3Q 10	4Q 09	QoQ	YoY	YTD 2010	YTD 2009	YoY

Revenue	1,055.0	1,035.1	885.4	1.9%	19.1%	3,788.4	3,113.0	21.7%
Cost of Sales	(656.1)	(614.1)	(572.1)	6.8%	14.7%	2,298.2	2,152.5	6.8%
Gross Profit	398.9	421.0	313.3	(5.3%)	27.3%	1,490.2	960.5	55.1%
Distribution Costs	(108.4)	(103.4)	(100.6)	4.9%	7.8%	(379.6)	(388.5)	(2.3%)
Administrative Expenses	(97.1)	(74.8)	(72.7)	29.8%	33.5%	(323.9)	(249.3)	29.9%
Operating Income	193.4	242.8	140.0	(20.4%)	38.1%	786.7	322.6	143.8%
Depreciation	66.5	57.0	51.5	16.7%	29.2%	233.7	207.4	12.7%
Stumpage	59.4	87.2	51.6	(31.8%)	15.2%	271.5	198.7	36.7%
EBITDA	319.3	387.0	243.1	(17.5%)	31.4%	1,291.8	728.7	77.3%
Special Items (1)	100.1					114.1
Adjusted EBITDA	419.4	387.0	243.1	8.4%	72.5%	1,405.9	728.7	92.9%

(1)	Special Items corresponds to net insurance claims related to business interruption due to the 02/27 earthquake in Chile

EBITDA

Consolidated adjusted EBITDA for this quarter was U.S.$ 419.4 million, a 8.4% higher than the U.S.$ 387.0 million reached during the previous quarter (Figure 2). The main reason of this increase is explained by U.S.$100.1 million received for insurance claims related to business interruption and also our Forestry EBITDA which grew U.S.$ 7.3 million, partially offset by our Pulp, Panels and Sawn Timber’s EBITDA, which decreased U.S.$ 31.1 million, U.S.$ 23.2 million and U.S.$ 19.4 million, respectively.

Consolidated adjusted EBITDA for the fourth quarter of 2010 was 72.5% higher than the U.S.$ 243.1 million for the same period of 2009.

Figure 2

Adjusted EBITDA Variation by Business Segment 4Q 10 - 3Q 10

(In U.S. Million)

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

Operating Income

Arauco’s consolidated Operating Income during the fourth quarter of the year reached U.S.$ 193.4 million, a decrease of 20.4% compared to the U.S.$ 242.8 million obtained during the third quarter of 2010. This is explained mainly by lower gross profit of 5.3% or U.S.$ 22.1 million and an increase in administrative expenses of 29.8% or U.S.$ 22.3 million. Cost of sales increased 6.8%, partially explained by higher pulp sales volume of 5.4% and a 3.0% increase in unitary average costs of pulp. Administrative expenses increased due to higher wages and salaries and other expenses.

Higher sales volume in our Panel, Sawn Timber and Pulp divisions by 26.7%, 18.1% and 5.4% respectively when compared with third quarter of 2010, were partially offset by a decrease in average prices in our Panel, Sawn Timber and Pulp divisions of 18.0%, 14.6% and 3.9% respectively.

During the fourth quarter of 2010, Arauco’s consolidated Operating Income was 38.1% higher than the U.S.$ 140.0 million reached in the same quarter of 2009. This is a consequence of an increase in prices of all product lines: Pulp prices increased by 23.6%, Sawn Timber prices increased by 12.7% and Panel prices increased by 8.1%. Also, there were higher sales volume in our Sawn Timber and Panel divisions by 13.1% and 11.3% respectively, while sales volume for our Pulp division decreased by 9.2%.

Net Income

Net Income for the fourth quarter of 2010 reached U.S.$ 259.4 million (Figure 3), an increase of 30.5% compared to the U.S.$ 198.8 million obtained in the third quarter of 2010. This is mainly explained by a 147.4% increase in other operating income, mainly due to an increase of U.S.$ 100.2 million attributable to insurance claims related to the February 27, 2010 earthquake

Compared to the U.S.$ 147.5 million obtained in the fourth quarter of 2009, consolidated Net Income was 75.8% higher during the fourth quarter of 2010, mainly due to higher revenues in all our products divisions and an increase in Other Operating Income by U.S.$ 160.9 million.

Figure 3

Net Income Variation by Item 3Q 10 - 4Q 10

(In U.S. Million)

Operating Income	=	Gross Margin – Distribution costs – Administration expenses

Non Operating Income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

REVIEW BY BUSINESS SEGMENT

1.- Pulp Division

Pulp sales reached U.S. $ 533.3 million for the fourth quarter of 2010, an increase of 0.4% compared to the previous quarter. This increase was mainly due to higher sales volume of 5.4%, partially offset by a decrease in average prices of 3.9%.

When compared with the U.S.$ 469.4 million reached in the same quarter of 2009, pulp sales increased 13.6%. This increase is mainly explained by higher average prices of 23.6%, partially offset by lower sales volume of 9.2%.

The last quarter of 2010 continued with a favorable level of demand and a strong market in general, except for some specific markets with weaker demand mainly caused by the difficulty of trespassing pulp prices to the paper market. World inventory levels increased between the third and fourth quarter of 2010, however, it started to fall again in November. For the beginning and end of the fourth quarter we could see inventory levels of 26 and 25 days for long fiber and 43 to 37 days for short fiber, respectively. These inventory levels are 2 days higher than those of the fourth quarter of 2009 for long fiber and 6 days higher for short fiber.

Again, Asia –particularly China– continues to be the demand’s engine and leads market price changes. After some small price adjustments, during the fourth quarter we see again an upward trend in long fiber prices and price stability for short fiber. This situation also occurred in other markets, where “spot” offers have been disappearing.

China had stability in its prices at the beginning of the fourth quarter and started to have price increases in long fiber towards the end of the quarter caused by a strong demand for recovering a “comfortable” level of inventories for the paper industry. In short fiber, despite having a favorable demand, there was no price increase. The main reason behind this is the supply coming from fiber produced in China and its neighbor Indonesia. Both countries have increased its short fiber supply due to a higher production and environmental limitations for commercializing in other markets, such as Europe.

Other Asian markets must follow the same trend of pulp prices, but its paper markets are suffering an oversupply that has significantly eroded paper margins. This has happened especially in Korea, where possibly paper producers shall lower its production rate. This market faces imports from China and Indonesia, which have new tariff limitations to export to the USA and Europe.

Regarding unbleached long fiber, it also has remained stable at very high price levels. Specialty products, fiber cement and other products that use this kind of pulp grade have been important to cover normal levels of demand in the packaging market that cannot compete with current levels of unbleached long fiber.

Europe follows a very different trend. After having an important recovery in the paper market during second and third quarters, the leveling of inventory levels, paper oversupply, and exchange rate effects start again to erode paper producer’s margins, consequently affecting demand for pulp.

The North American market did not have major changes, with a stable demand in a relatively low level.

Latin America continues with good demand levels. Paper and tissue markets are strong and following world trends of raw materials. In general, markets are stable and smooth.

During the fourth quarter all of our plants had normal production levels except for the line 2 of the Arauco plant, which during that time was still under reparation of the damages caused by the February 27th, 2010 earthquake. On December 2010 this line began with equipment testing and at the end of January 2011 the Arauco line 2 was fully operative.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

2.- Sawn Timber Division

Compared to the U.S. $172.6 million sold during the third quarter of 2010, sawn timber sales increased by 0.9% during the fourth quarter, reaching sales of U.S. $174.2 million. This increase was mainly due to higher sales volume of 18.1% partially offset by lower average prices of 14.6%.

When compared with the same period of 2009, sawn timber and remanufactured wood products sales increased 27.6% or U.S.$ 37.6 million, mainly due to an increase in sales volume of 13.1%, together with higher average prices of 12.7%.

The real estate and construction sectors in the United States have shown a decline during the fourth quarter of 2010. The housing starts index reached 529,000 units in December. Current construction levels continue very low as compared to the historic 10 year average. During the fourth quarter there is a fall in sales price of moldings and wood compared to the third quarter of this year. This was caused by the inventory excess that most of the distributors had.

During this quarter, demand for wood products continues slowing down until reaching equilibrium levels at the end of the year in almost all markets. This has caused lower sales prices, especially in China, Korea, Mexico and Taiwan.

In the Chilean market sales were above year 2009, especially pushed by requirements derived from the reconstruction efforts after the February 27th, 2010 earthquake.

3.- Panels Division

Panel’s sales reached U.S. $296.3 million in the fourth quarter of this year, an increase of 3.9% when compared to the U.S. $285.2 million obtained in the third quarter of 2010. This increase is mainly explained by higher sales volume of 26.7%, partially offset by lower average prices of 18.0%.

Panel sales were 20.3% higher than the U.S.$ 246.3 million reached during the fourth quarter 2009. This increase in sales can be explained by higher sales volume of 11.3% and an increase in average prices of 8.1%.

We had a favorable balance for year 2010, returning to a growth path we had lost during the 2008-2009 financial crisis, especially in sales prices where we were able to grow an average 33% from December 2009 to December 2010. Despite having a very good year, we experienced high volatility not only in sales process but also in the plant and distribution chain inventory levels caused by the earthquake effects and the world crisis.

Plywood, the most negatively impacted product line in terms of margin erosion during 2009 had an important sales prices recovery during 2010, and in aggregated terms it increased 20% compared to year 2009. This led to important margin increases, recovering almost level seen during year 2008. In terms of markets, Latin America grew very strong in terms of volumes and prices, while Europe and USA also improved returns but had a strong fall in volumes as they are still strongly impacted by low demand due to the financial crisis effects.

Our MDF product line, also had an important recovery in prices –roughly a 20% increase– which consequently brought an increase in margins by around 50%. The demand for MDF panels during 2010 was in general very strong, pushed by a very dynamic Brazilian market, which led the demand for this product in the Latin American region. The rest of the South and Central American markets provided with high growth rates in volume and also contributed with better margin rates.

In the case of MDF moldings to the American market, we were able to increase sales prices roughly 10%, improving margin returns by 7%.

Finally, this was also a very good year for our HB product line, achieving a 15% price increase due to the over demand, which also brought a 35% improvement in margin returns. This product line has a very good outlook in terms of new price increases, given the increasingly limited global supply due to many plant closures, and new product applications that are competing with thin MDF.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$ 3,152.1 million at the end of the fourth quarter of 2010, an increase of 4.2% compared to the third quarter of 2010. When compared with the U.S.$ 2,272.3 million reached in the same period last year, there was an increase of 38.7%.

Cash: During the fourth quarter of 2010, our cash balance reached U.S.$ 1,043.8 million, an increase of 17.3% or U.S.$ 154.3 million when compared to the U.S.$ 89.6 million reached in the previous quarter. When compared to the same quarter 2009, there was an increase of 95.4% or U.S.$ 509.6 million This is mainly due to the U.S.$ 614 million raised through bonds issued by Arauco in September of this year in the local and U.S. market and U.S.$ 285.0 million received from insurance claims related to the February 27th earthquake.

Accounts receivables: Accounts receivables decreased U.S.$ 138.1 million or 15.1% compared to the third quarter of 2010. When compared to the same quarter of 2009, Accounts receivables increased U.S.$ 215.8 million or 38.7%.

Non Current Assets reached U.S.$ 9,354.2 million at the end of the fourth quarter of 2010, an increase of 1.2% compared to the third quarter of 2010. When compared with the U.S.$ 9,141.5 reached in the same period last year, there was an increase of 2.3%.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

Financial Debt

Arauco’s consolidated financial debt as of December 2010 reached U.S.$ 3,449.6 million, an increase of 0.7% or U.S.$ 23.2 million when compared to September 2010. When compared to December 2009, our financial debt increased 7.7% or U.S.$ 246.7 million. This is mainly due to the local and 144A bonds that Arauco issued during September of this year for approximately U.S.$ 614 million, partially offset by the payment of a U.S.$ 247.7 bond that matured in August of this year.

Our consolidated net financial debt decreased 5.2% or U.S.$ 131.1 million when compared with September 2010. Compared with the same quarter of 2009, our consolidated net financial debt decreased 9.9% or U.S.$ 263.0 million.

Financial Debt

In U.S. Million	Dec 2010	Sep 2010	Dec 2009

Other Short Term Financial Debt	540.1	534.4	524.9
Other Long Term Financial Debt	2,909.4	2,892.0	2,678.0
TOTAL FINANCIAL DEBT	3,449.6	3,426.4	3,202.9

Cash and cash equivalents	1,043.8	889.6	534.2
NET FINANCIAL DEBT	2,405.7	2,536.8	2,668.7

Figure 5

Financial Debt Profile

(In U.S. Million)

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

FINANCIAL RATIOS

Financial Ratios

							YTD		YTD
	4Q 10		3Q 10		4Q 09		2010		2009
Profitability

Gross Margin	37.8%		40.7%		35.4%		39.3%		30.9%
Operating Margin	18.3%		23.5%		15.8%		20.8%		10.4%
EBITDA Margin	39.8%		37.4%		27.5%		37.1%		23.4%
ROA (EBIT / Total Assets)(1)	9.5%		8.2%		4.9%		7.3%		2.8%
ROCE (EBIT x (1 – tax rate) / Total Capitalization)(1)	9.0%		7.5%		5.5%		6.9%		2.9%
ROE (Net Income / Equity)	15.5%		12.0%		9.1%		10.2%		4.8%

Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	9.4	x	6.3	x	3.8	x	6.6	x	3.8	x
Net Financial Debt / EBITDA	1.4	x	1.6	x	2.7	x	1.7	x	3.7	x
Financial Debt / Total Capitalization	33.5%		34.0%		33.4%		33.5%		33.4%
Net Financial Debt / Total Capitalization	23.4%		25.2%		27.8%		23.4%		27.8%
Financial Debt / Equity	50.4%		51.6%		50.2%		50.4%		50.2%
Net Financial Debt / Equity	35.2%		38.2%		41.8%		35.2%		41.8%

(1)	EBIT includes effect of net insurance claims related to business interruption.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

FOURTH QUARTER AND SUBSEQUENT EVENTS

On February 1st, Arauco II pulp mill resumed its productive activities

The only industrial activity of the Company in which normalization was pending corresponded to Line II of the Arauco Plant, located in the borough of Arauco, VIII Region, with a production capacity of 500,000 tons of cellulose per year. This line faced a complex repair process for the damages caused by the earthquake that occurred last February 27th, especially its recovery boiler, which was critical for resuming production. On February, 1st Line II resumed its productive activities.

Montes del Plata board approved the construction of the pulp mill

Arauco and Stora Enso have carried out a series of investments in order to assure a strategic forestry base that permits the development of a greenfield pulp mill in the Republic of Uruguay. In order to achieve this objective, Arauco, through its subsidiary Inversiones Arauco Internacional Limitada, and Stora Enso, are partners on an equal basis in a joint venture that has been denominated Montes del Plata, which owns timberland in Uruguay of approximately 250,000 hectares, approximately half of which are planted.

On January 18th, Inversiones Arauco Internacional Limitada and Stora Enso agreed to carry out the construction of a state-of-the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is US$1,900,000,000.

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	4Q 10	3Q 10	4Q 09

Revenue	1,055.0	1,035.1	885,4
Cost of Sales	(656.1)	(614.1)	(572,1)
Gross Profit	398.9	421.0	313,3
Other operating income	198.6	80.3	37,7
Distribution costs	(108,4)	(103.4)	(100,6)
Administrative expenses	(97,1)	(74.8)	(72,7)
Other operating expenses	(10,0)	(12.2)	(24,0)
Other income (loss)	0,2	(0.1)	64,5
Financial income	8,1	3.3	4,6
Financial costs	(44,7)	(61.6)	(64,4)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(4,7)	(0.9)	0,9
Exchange rate differences	(2,2)	11.9	(3,5)
Income before income tax	338,7	263.4	155,8
Income tax	(74,4)	(64.3)	(10,4)
Net Income	264,4	199.1	145,4
Profit attributable to parent company	259,4	198.8	147,5
Profit attributable to non-parent company	5,0	0.3	(2,1)

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

Consolidated Balance Sheet

In U.S. Million	4Q 10	3Q 10	4Q 09

Cash and cash equivalents	1.043,8	889.6	534,2
Other current financial assets	2,9	2.9	8,4
Other current non-financial assets	177,1	155.5	118,1
Trade and other receivables, net	774,3	912.4	558,4
Related party receivables	18,1	7.9	16,3
Inventories	727,5	701.1	620,1
Biological assets, current	344,1	292.3	310,8
Tax assets	50,1	62.9	105,9
Non-current assets clasiffied as held for sale	14,1		0,0
Total Current Assets	3.152,1	3,024.6	2.272,3
Other non-current financial assets	65,4	34.2	29,1
Other non-current non-financial assets	52,4	45.3	35,2
Investments accounted through equity method	498,2	496.5	476,1
Intangible assets	11,1	11.4	11,2
Goodwill	66,2	65.5	63,8
Property, plant and equipment	5.088,7	5,004.0	4.969,8
Biological assets, non-current	3.446,9	3,467.3	3.446,7
Deferred tax assets	125,3	122.0	109,8
Total Non-Current Assets	9.354,2	9,246.2	9.141,5
TOTAL ASSETS	12.506,3	12,270.7	11.413,8
Other financial liabilities, current	554,7	565.9	535,6
Trade and other payables	362,2	407.6	321,9
Related party payables	9,2	10.4	10,1
Other provisions, current	5,8	5.6	5,2
Tax liabilities	62,9	59.7	2,2
Current provision for employee benefits	3,3	2.7	2,4
Other non-financial liabilities, current	211,0	207.8	74,1
Total Current Liabilities	1.209,1	1,259.8	951,4
Other non-current financial liabilities	2.909,4	2,892.0	2.678,0
Other provisions, non-current	7,6	7.4	9,5
Deferred tax liabilities	1.369,5	1,301.2	1.256,1
Non-current provision for employee benefits	36,0	34.0	25,3
Other non-financial liabilities, non-current	134,2	129.8	111,1
Total Non-Current Liabilities	4.456,7	4,364.4	4.080,0
Non-parent participation	108.4	104.3	6.268,6
Net equity attributable to parent company	6,732.2	6,542.3	113,8
TOTAL LIABILITIES AND EQUITY	12.506,3	12,270.7	11.413,8

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Fourth Quarter 2010 Results

March 7th, 2010

Consolidated Statement of Cash Flows

In U.S. Million	4Q 10	3Q 10	4Q 09

Collection of accounts receivables	1,218.2	973.0	1,171.0
Collection from insurance claims	192.2	100.0
Payments of suppliers and personnel (less)	(868.2)	(851.1)	(959.5)
Other expenses paid (less)	50.5	47.4	24.1
Dividends and other distributions received	0.0	0.0	0.1
Interest paid and received	(38.0)	(57.0)	27.8
Income tax paid	(10.3)	(7.0)	(8.7)
Net Cash Provided by (Used in) Operating Activities	544.4	205.2	199.2
Capital Expenditures	(298.4)	(72.8)	(288.7)
Other investment cash flow	14.0	4.3	1.9
Net Cash Provided by (Used in) Investing Activities	(284.4)	(68.5)	(286.9)
Debt issuance	54.7	743.9	33.4
Debt repayment	(76.1)	(360.6)	(42.2)
Dividens paid	(91.5)	(3.4)	(33.4)
Other financing cash flow	0.7	(0.0)	1.2
Net Cash Provided by (Used in) Financing Activities	(112.2)	379.9	(41.1)
Total Cash Inflow (Outflow) of the Period	147.8	516.6	(128.8)
Effect of inflation on cash and cash equivalents	6.5	14.6	5.5
Cash and Cash equivalents at beginning of the period	889.5	358.3	657.4
Cash and Cash equivalents at end of the period	1,043.8	889.5	534.2

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements
concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking
statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the
United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S. $” are to United States dollars.
Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 18, 2011	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer